As filed with the Securities and Exchange Commission on August 27, 2018
Securities Act File No. 333-224258

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.                            ☐
Post-Effective Amendment No. 1                       ☒
 (Check appropriate box or boxes)
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Advent Claymore Convertible Securities and Income Fund
(Exact Name of Registrant as Specified in Charter)
888 Seventh Avenue, 31st Floor, New York, New York 10019
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)
(212) 482-1600
(Area Code and Telephone Number)
Edward C. Delk, Secretary
888 Seventh Avenue, 31st Floor,
New York, New York 10019
(Name and Address of Agent for Service)

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With copies to:
Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended
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EXPLANATORY NOTE
The Joint Proxy Statement/Prospectus and Statement of Additional Information filed with the Securities and Exchange Commission (the "SEC") on May 30, 2018 pursuant to Rule 497(b) of the Securities Act of 1933, as amended, are incorporated herein by reference. This Post-Effective Amendment is being filed for the purpose of filing the final tax opinion as Exhibit 12 to this Registration Statement on Form N-14.

PART C: OTHER INFORMATION
ITEM 15. Indemnification
Reference is made to Article V, Sections 1 through 5, of the Registrant’s Agreement and Declaration of Trust, as amended, a copy of which was filed as an exhibit to pre-effective amendment no. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 3, 2003, and which is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Fund’s Agreement and Declaration of Trust, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 16. Exhibits
Exhibit No.	Description of Exhibit
(1)(a)	Agreement and Declaration of Trust, dated February 19, 2003 (a)
(b)	Certificate of Amendment to the Agreement and Declaration of Trust, dated September 20, 2005 (d)
(2)	Second Amended and Restated Bylaws of the Registrant (b)
(3)	Not applicable
(4)	Form of Agreement and Plan of Merger is filed as Appendix B to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement
(5)	Not applicable
(6)	Investment Management Agreement between the Registrant and Advent Capital Management, LLC, dated April 23, 2003 (c)
(7)	Not applicable
(8)	Not applicable
(9)(a)	Custodian Agreement between the Registrant and The Bank of New York Mellon, dated May 2, 2003 (d)
(9)(b)	Foreign Custody Manager Agreement between the Registrant and The Bank of New York Mellon, dated May 2, 2003 (d)
(10)	Not applicable
(11)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP (e)
(12)(a)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
(b)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
(13)(a)	Servicing Agreement between the Registrant and Guggenheim Funds Distributors, LLC, dated March 18, 2018 (d)
(b)(i)(1)	Credit Agreement between the Registrant and Société Générale, dated December 15, 2017 (d)
(b)(i)(2)	Amendment to Credit Agreement between the Registrant and Société Générale, dated August 22, 2018*
(b)(ii)(1)	Security Agreement between the Registrant and Société Générale, dated December 15, 2017 (d)
(b)(ii)(2)	Amendment to Security Agreement between the Registrant and Société Générale, dated August 22, 2018*
(b)(iii)(1)	Collateral Account Control Agreement between the Registrant, Société Générale and The Bank of New York Mellon, dated December 15, 2017 (d)
(b)(iii)(2)	Amendment to Collateral Account Control Agreement between the Registrant, Société Générale and The Bank of New York Mellon, dated August 22, 2018*
(c)(i)	Transfer Agency and Service Agreement between the Registrant and Computershare Inc., dated December 1, 2015 (d)
(c)(ii)	Fee and Service Schedule for Stock Transfer Services between the Registrant and Computershare Inc., dated December 1, 2015 (d)
(c)(iii)	First Amendment to the Transfer Agency and Service Agreement between Registrant and Computershare Inc., dated March 20, 2017 (d)
(d)(i)	Fund Administration Agreement between the Registrant and MUFG Investor Services (US), LLC, dated June 20, 2013 (d)
(d)(ii)	Amendment to the Fund Administration Agreement between the Registrant and MUFG Investor Services (US), LLC, dated September 28, 2016 (d)

(e)(i)	Fund Accounting Agreement between the Registrant and The Bank of New York Mellon, dated May 2, 2003 (d)
(e)(ii)	Addendum to the Fund Accounting Agreement between the Registrant and the Bank of New York Mellon, dated June 20, 2003 (d)
(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant, Advent Claymore Convertible Securities and Income Fund II and Advent/Claymore Enhanced Growth & Income Fund (e)
(15)	Not applicable
(16)	Power of Attorney (d)
(17)(a)	Form of Proxy Card for Registrant (e)
(b)	Form of Proxy Card for Advent Claymore Convertible Securities and Income Fund II (e)
(c)	Form of Proxy Card for Advent/Claymore Enhanced Growth & Income Fund (e)

*	Filed herewith.
(a)	Incorporated by reference to Exhibit (a) to the Registrations Registration Statement on Form N-2/A, filed on April 3, 2003.
(b)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on March 13, 2018.
(c)	Incorporated by reference to Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2/A, filed on April 28 2003.
(d)	Incorporated by reference to the same exhibit number of Registrant’s Registration Statement on Form N-14 filed April 12, 2018.
(e)	Incorporated by reference to the same exhibit number of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14, filed May 25, 2018.
ITEM 17. Undertakings
(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Mergers within a reasonably prompt time after receipt of such opinions.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 27th day of August, 2018.
ADVENT CLAYMORE CONVERTIBLE SECURITIES & INCOME FUND
BY: /s/ Tracy V. Maitland
Name:         Tracy V. Maitland
Title:           President and Chief Executive Officer
As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Tracy V. Maitland	President and Chief Executive Officer	August 27, 2018
Tracy V. Maitland
/s/ Robert White	Chief Financial Officer and Treasurer	August 27, 2018
Robert White
*	Trustee	August 27, 2018
Randall C. Barnes
*	Trustee	August 27, 2018
Daniel L. Black
*	Trustee	August 27, 2018
Derek Medina
*	Trustee	August 27, 2018
Ronald A. Nyberg
*	Trustee	August 27, 2018
Gerald L. Seizert
*	Trustee	August 27, 2018
Michael A. Smart
*By: /s/ Edward C. Delk Edward C. Delk Attorney-in-Fact	August 27, 2018

EXHIBIT INDEX
Exhibit No.	Description of Exhibit
(12)(a)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
(12)(b)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
(13)(b)(i)(2)	Amendment to Credit Agreement between the Registrant and Société Générale
(13)(b)(ii)(2)	Amendment to Security Agreement between the Registrant and Société Générale
(13)(b)(iii)(2)	Amendment to Collateral Account Control Agreement between the Registrant, Société Générale and The Bank of New York Mellon

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